


"Exemption No.
82-1357"

Continental Aktiengesellschaft

Press Release



Continental Safety Initiative:

Informational meeting for passenger car safety systems

Hannover, June 27, 2003. As a part of the "Continental Safety Initiative", the automotive supplier Continental invited representatives from politics, government agencies, associations and organizations to an informational meeting held in the state of Lower Saxony's federal offices in Berlin. Under the headline: "Arriving safely and comfortably", the guests were informed about the latest findings of accident research and new systems for active traffic safety for cars.

At the event, Manfred Wennemer, Chairman of the Continental AG Executive Board, emphasized that as the largest supplier of mechanic hydraulic brake systems for cars and as one of the two largest suppliers of the electronic brake systems ABS (anti-lock braking system) and ESP (electronic stability program), Continental has set itself the goal of heightening driver awareness of the use and benefits of these electronic aides in passenger cars. "Our company carried out a representative survey of German drivers, and it showed that the excellent status of automotive safety technology has not been communicated sufficiently," Wennemer said. Although the driver ask for safety systems such as ABS and ESP - even going as far as advocating the mandatory use of such systems on new vehicles - he knows little about how ABS and ESP work or how they are used. As a result, drivers often cannot make the best use of these active aides in hazardous situations.

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These findings were supported by Prof. Klaus Langwieder of the Federation of German Insurers (GDV), who presented a lecture summarizing the results currently available from studies on the impact of electronic stability programs, also known as ESP. According to studies of the GDV, ESP has a great potential for preventing serious accidents caused by skidding. In Germany such accidents are responsible for 25 percent of all injuries and between 34 and 43 percent of all fatalities. According to Langwieder, various vehicle manufacturers and accident research institutes have analyzed accidents involving vehicles with and without ESP and determined that ESP is responsible for a decrease of at least 25 to 35 percent in the number of accidents caused by skidding and a drop of 10 to 12 percent in the number of injuries resulting from accidents.

Representatives of the Hanoverian automotive supplier stressed that in the framework of the Continental safety offensive, the company will continue its information campaign at various levels to familiarize car drivers with the proper use of the electronic brake systems and other systems for increasing active safety in the car.

The Continental Corporation is a major supplier of brake systems, chassis components, vehicle electronics, tires and technical rubber products. Worldwide the company had around 64,500 employees on its payroll in 2002 and took in EUR11.4 billion in sales.

Andreas Meurer
Head of Press
Continental AG
Tel.: +49-0511-938-1278
Fax: +49-0511-938-1055
E-Mail:prkonzern@conti.de

Dirk Nebelung
Director Communications
Continental Automotive Systems
Tel.: +49 (0) 69/ 7603-6000
Fax: +49 (0) 69/ 7603-3945
Dirk.Nebelung@contiteves.com

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